SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 ---------------

                       The Securities Exchange Act of 1934

                                 MediaWorx, Inc.
                                 ---------------
                   (formerly Advanced Gaming Technology, Inc.
                   ------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                           (Title Class of Securities)

                                    00753F402
                                    ---------
                                 (CUSIP Number)

                              Carl N. Duncan, Esq.
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)


------------------------------------------------------------------ ---------------------------------------------------
(1) Name of Reporting Entity / I.R.S. Identification Number          Gary L. Cain
------------------------------------------------------------------ ---------------------------------------------------
(2) Check the appropriate box if may be deemed member of a           (a) N/A
group                                                              ---------------------------------------------------
                                                                     (b) Reporting Entity Disclaims Being Member
                                                                      of Group
(3) SEC use only .............................................
------------------------------------------------------------------ ---------------------------------------------------
(4) Source of funds (see instructions)........................        WC
------------------------------------------------------------------ ---------------------------------------------------
(5) Check if disclosure of legal proceedings is required
 pursuant to Items 2(d) or 2(e).                                      N/A
------------------------------------------------------------------ ---------------------------------------------------
(6) Citizenship or place of organization......................        Texas
------------------------------------------------------------------ ---------------------------------------------------
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power.........................................        21,869,098 (See Item 4)
(8) Shared voting power ......................................        0
(9) Sole dispositive power ...................................        0
(10) Shared dispositive power ................................        0
------------------------------------------------------------------ ---------------------------------------------------
(11) Aggregate amount beneficially owned by the Reporting
Entity                                                                21,869,098 (See Item 4)
------------------------------------------------------------------ ---------------------------------------------------
(12) Check if the aggregate  amount in Row (11) excludes certain
shares (see instructions).                                            N/A
------------------------------------------------------------------ ---------------------------------------------------
(13) Percent of class represented by amount in Row (11) ......        89.0% (See Item 5)
------------------------------------------------------------------ ---------------------------------------------------
(14) Type of reporting person (see instructions)..............        IN
------------------------------------------------------------------ ---------------------------------------------------




ITEM 1. SECURITY AND ISSUER.
----------------------------

         (a) Title of Class:                       Common Stock
         (b) Name and Address of Issuer:           MediaWorx, Inc.
                                                   (formerly Advanced Gaming technology, Inc.)
                                                   1895 Preston White drive--Suite 250
                                                   Reston, Virginia 20191
         (c) Trading Symbol:                       MEWX (formerly ADVI and then AGMA)

ITEM 2. IDENTITY AND BACKGROUND OF THE REPORTING ENTITY.
--------------------------------------------------------

         (a) Name:                                 Gary L. Cain
         (b) Business Address                      24156 1H 10 West--Suite 217125
                                                   San Antonio, Texas 78257
         (c) Occupation:                           Merchant Banker
         (d) Conviction:                           N/A
         (e) Civil Proceedings:                    N/A
         (f) State of Incorporation:               Texas



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

Not applicable for the reasons described in Item 4.


ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

Following a June 23, 2003, 100 to 1 reverse split and a merger between Media Worx Acquisition Company, LLC ("MWAC"), a wholly owned subsidiary of the Issuer, and Advanced Capital Services, L.L.C. ("Advanced"), pursuant to which MWAC was the surviving entity, control has been vested (whether through legal, beneficial and/or voting authority) in PowerHouse Investment Managment Group, Inc., ("PHIMG") Diamond Capital, L.L.C. ("Diamond") and Quest Capital Resources, L.L.C. ("Quest"). While each of PHIMG, Diamond, Quest each filed its respective
Schedule 13D on or about July 1, since a control group might be deemed to exist, as permitted under Rule 13d-4 of the Securities Exchange Act of l934 (the "Act"), all such Reporting Entities expressly declared that any such filings should not be construed as an admission that such person is or was, for purposes of Sections 13(d) or 13(g), the beneficial owner of any securities covered by the Schedule or a member of a group as defined for these purposes. Moreover, such Reporting Entities filed such Schedule only because it and/or its principals may be deemed to be part of a "group," the existence of which was disclaimed as outlined above.
This Schedule is being filed on behalf of the Reporting Person since he has sole authority to vote certain shares of the Issuer. Since "beneficial ownership" is defined for these purposes to include the power to vote or direct the voting of such security, this Schedule is being filed by Mr, Cain, the Reporting Person. This Schedule relates to the 21,869,098 common shares of the Issuer over which Mr. Cain has voting control (namely, the 21,6119,097 shares held by the above named Reporting Entities and 250,000 held by Solar Satellite Communication, Inc.).

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; any changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
-------------------------------------------
         (a) Aggregate Number and %:  None

         (b) Power to Dispose of Shares:  None

         (c)  Power to Vote Shares:  21,869,098

         (d) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in
Item 4 specifically  and this Schedule 13D generally.  Information  contained in
Item 4 (as well as the Schedules 13D filed respectively by PHIMG, Diamond and Quest) above is hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
--------------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.



Dated: March 23, 2004                           /s/  Gary L. Cain
                                                     ---------------------------
                                                     Gary L. Cain